Exhibit 3.3

CERTIFICATE OF AMENDMENT
TO
FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
INHIBRX, INC.
(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)
Inhibrx, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:
1.The name of the Corporation is Inhibrx, Inc. The corporation was originally incorporated under the name of Tenium Therapeutics, Inc. and the original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on November 17, 2017. A Fourth Amended and Restated Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on April 6, 2020.
2.Pursuant to Sections 141 and 242 of the DGCL, the Board of Directors of the Corporation (the “Board”) duly adopted resolutions approving the amendment to the Certificate of Incorporation and declared said amendment to be advisable and in the best interests of the Corporation. The resolutions provide that the Certificate of Incorporation be further amended as set forth below.
3.Pursuant to Sections 228(a) and 242 of the DGCL, the holders of outstanding shares of the Corporation having no less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted, consented to the adoption of the aforesaid amendments without a meeting, without a vote and without prior notice and that written notice of the taking of such actions is being given in accordance with Section 228(e) of the DGCL.
4.The Fourth Amended and Restated Certificate of Incorporation is hereby amended to effect a reverse stock split of the Corporation’s common stock, par value $0.0001 per share (the “Common Stock”), by inserting the following new paragraph immediately following the first paragraph of Article Fourth thereof:
“Effective upon the filing of this Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation, every 1.7382 shares of Common Stock issued and outstanding or held in treasury immediately prior to such time shall be changed, combined and reclassified into one (1) whole share of Common Stock, which shares shall be fully paid and nonassessable shares of Common Stock; provided, however, that in lieu of issuing fractional interests in shares of Common Stock to which any stockholder would otherwise be entitled pursuant hereto (after aggregating all fractions of a share to which such stockholder would otherwise be entitled), the Corporation shall take such actions as permitted by and in accordance with Section 155 of the DGCL.”
5.This Certificate of Amendment to Certificate of Incorporation, as filed under Section 242 of the DGCL, has been duly authorized in accordance therewith.
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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Incorporation to be signed by its duly authorized Chief Executive Officer this 11th day of August, 2020.

INHIBRX, INC.
By:	/s/ Mark Lappe
Mark Lappe
Chief Executive Officer